RE: EXEMPTION 82-1629

INSIDER REPORT

02015503

SUPPL

02 FEB 27 AM 8:11

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: JILBEY ENTERPRISES LTD.

CUSIP No IF KNOWN:

FILE No:

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03 01 02

OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE FROM PREVIOUS REPORT: YES ☐ NO ☑

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FELDERHOF

GIVEN NAMES (IN ORDER): GERHARD WILLIAM

No STREET: BOX 6, SITE 9, R.R. #1

CITY: TRENTON

PROV: NOVA SCOTIA

POSTAL CODE: B0K 1X0

INSIDER NUMBER IF KNOWN:

CUSIP No:

BUSINESS TELEPHONE NUMBER: 902 755-3245

CORRESPONDENCE: (QUEBEC AND FEDERAL ONLY) ENGLISH (1) ☑ FRENCH (2) ☐

CHANGE FROM PREVIOUS REPORT: YES ☐ NO ☑

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	☑	MANITOBA	☐
BANK ACT	☐	ONTARIO	☐
BRITISH COLUMBIA	☑	QUEBEC	☑
CBCA	☑	SASKATCHEWAN	☐

OTHERS: UNITED STATES SEC

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS: SEC CODE	DATE (DAY MONTH YEAR)	NATURE	NUMBER VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
COMMON SHARES	33,000								33,000	0	
COMMON SHARES	10,000								10,000	1	VOTIX CORPORATION LTD.
COMMON SHARES	19,000								19,000	2*	
COMMON SHARE OPTIONS	70,000		23 01 02	96	30,000		.10		100,000	0	

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

ATTACHMENT YES ☐ NO ☑

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the *Canada Business Corporations Act* (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

6. REMARKS

* SHARES HELD IN TWO TRUST ACCOUNTS FOR MY SONS

7. SIGNATURE

NAME (BLOCK LETTERS): GERHARD WILLIAM FELDERHOF

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 04 02 02

KEEP A COPY FOR YOUR FILE

01019

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

RE: EXEMPTION 82-1629

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: JILBEY ENTERPRISES LTD.

CUSIP No IF KNOWN:

FILE No:

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 03 MONTH 01 YEAR 02

CHANGE FROM PREVIOUS REPORT: YES ☐ NO ☑

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FELDERHOF

GIVEN NAMES (IN ORDER): GERHARD WILLIAM

No / STREET / APT.: BOX 6, SITE 9, R.R. #1

CITY: TRENTON

PROV: NOVA SCOTIA — POSTAL CODE: B0K 1X0

INSIDER NUMBER IF KNOWN:

CUSIP No:

BUSINESS TELEPHONE NUMBER: (902) 755-3245

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH (1) ☑ FRENCH (2) ☐

CHANGE FROM PREVIOUS REPORT: YES ☐ NO ☑

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE.

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	☑	MANITOBA	☐
BANK ACT	☐	ONTARIO	☐
BRITISH COLUMBIA	☑	QUÉBEC	☑
CBCA	☑	SASKATCHEWAN	☐

OTHERS: UNITED STATES SEC

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS: SEC CODE	DATE DAY	MONTH	YEAR	NATURE	NUMBER VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
COMMON SHARES	33,000										33,000	0	
COMMON SHARES	10,000										10,000	1	VOTIX CORPORATION LTD.
COMMON SHARES	19,000										19,000	2*	
COMMON SHARE OPTIONS	70,000		23	01	02	96	30,000		10		100,000	0	

ATTACHMENT YES ☐ NO ☑

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

6. REMARKS

* SHARES HELD IN TWO TRUST ACCOUNTS FOR MY SONS

7. SIGNATURE

NAME (BLOCK LETTERS): GERHARD WILLIAM FELDERHOF

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 04 MONTH 02 YEAR 02

KEEP A COPY FOR YOUR FILE

01019

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE